UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Constellation Brands, Inc.

File No. 001-08495 - CF#29333

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     Constellation Brands, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on February 25, 2013.

     Based on representations by Constellation Brands, Inc., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through	February 25, 2018
Exhibit 2.2	through	February 25, 2023

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel